Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Gexa Corp.
Commission File No.: 0-16179

This filing includes a press release issued by FPL Group, Inc. on May 25, 2005.

Company Contacts:

SGR Holdings
Mark D. Cook
(713) 914-8187

FPL Group Resources
Steve Stengel
(888) 867-3050

May 25, 2005

FOR IMMEDIATE RELEASE

SGR Holdings and FPL Group Resources sign MOU for gas storage project

HOUSTON, Tx. and JUNO BEACH, Fla. -- SGR Holdings, L.L.C. and FPL Group Resources LLC, a subsidiary of FPL Group, Inc. (NYSE: FPL), announced today that they have signed a memorandum of understanding to jointly construct, own and operate the Southern Pines Energy Center, a new salt-dome natural gas storage project to be located in Greene County, Mississippi.

Construction of the Southern Pines Energy Center is expected to begin in late summer of 2005, with the first phase of commercial operations expected to begin late in the first quarter of 2007.

All major federal and state permits required for the construction of the initial phases of the Southern Pines Energy Center have been obtained. Southern Pines is currently authorized to provide 12 billion cubic feet (Bcf) of natural gas storage capacity on an open-access basis at market-based rates subject to authorizations that have been granted by the Federal Energy Regulatory Commission (FERC). Once completed, the project will be capable of withdrawals of up to 1.2 Bcf and injections of up to 0.6 Bcf of natural gas per day. The agreement provides for the expansion of the Southern Pines facility to a total capacity of 16 Bcf.

Southern Pines is currently authorized to interconnect with Destin Pipeline Company, LLC, and expects to add additional interconnects with Florida Gas Transmission Company, Transcontinental Gas Pipe Line Corporation, and Gulfstream Natural Gas System, LLC. Southern Pines will also offer indirect access to the Southern Natural Gas Company, Tennessee Gas Pipeline Company, and Gulf South Pipeline Company, LP systems.

According to A.J. (Tony) Clark, a principal of SGR Holdings, "We are excited to have the opportunity to partner with FPL Group. We believe that the Southern Pines Energy Center will be a critically important means of ensuring that the Southeast continues to have reliable access to adequate natural gas supplies to meet growing weather-sensitive demand."

Brad Williams, vice president of gas projects for FPL Group Resources said, "The Southern Pines project will add another important element of the energy value chain to FPL Group's portfolio that will provide supply security and flexibility to customers."

"As our nation's natural gas markets experience increasing volatility, pipelines, utilities, suppliers and end users should all benefit from the reliability, flexibility, and daily balancing that Southern Pines will provide," said Mark D. Cook, a principal of SGR Holdings. "With its multiple direct pipeline interconnections and its proximity to proposed LNG import facilities along the Gulf Coast, the Southern Pines Energy Center is ideally located to become a supply and storage market hub serving the southeastern, mid-Atlantic and northeastern United States."

The Southern Pines Energy Center is currently offering prospective customers the opportunity to contract for storage capacity, injection rights, and deliverability under firm storage service agreements governed by the company's FERC Gas Tariff. Southern Pines has a limited quantity of storage capacity available for the first quarter of 2007. Expressions of interest in Southern Pines service should be directed to SGR Holdings' Mark D. Cook, at (713) 914-8187, or mdcook@sgr-holdings.com.

SGR Holdings, L.L.C., a privately held Houston-based company, develops, owns, and operates high-deliverability, salt cavern natural gas storage facilities. Prior to SGR Holdings' formation, the company's management led the Market Hub Partners group from its creation in 1994 to its attainment of industry-recognized status as the largest owner/operator of salt cavern natural gas storage facilities in the United States. Further information concerning SGR Holdings is available on the Internet at www.sgr-holdings.com.

FPL Group, with annual revenues of more than $10 billion, is nationally known as a high quality, efficient, and customer-driven organization focused on energy-related products and services. With a growing presence in 26 states, it is widely recognized as one of the country's premier power companies. Its principal subsidiary, Florida Power & Light Company, serves more than 4.2 million customer accounts in Florida. FPL Energy, LLC, an FPL Group wholesale electricity generating subsidiary, is a leader in producing electricity from clean and renewable fuels. Additional information is available on the Internet at www.FPLGroup.com, www.FPL.com and www.FPLEnergy.com.

ADDITIONAL INFORMATION ON GEXA TRANSACTION

FPL Group has filed a registration statement on Form S-4 (File No. 333-124438), including a proxy statement of Gexa Corp. ("Gexa") and FPL Group's prospectus and other relevant documents with the Securities and Exchange Commission ("SEC") concerning the proposed transaction. You are urged to read the registration statement containing the proxy statement/prospectus (including all amendments and supplements) and any other relevant documents filed or that will be filed with the SEC because they contain or will contain important information about FPL Group, GEXA and the proposed transaction. You may obtain the registration statement containing the proxy statement/prospectus and the other documents, as well as other filings containing information about FPL Group and Gexa, free of charge at the SEC's web site, www.sec.gov. In addition, they may also be obtained for free from FPL Group by directing a request to FPL Group, Inc. 700 Universe Blvd., Juno Beach, Florida, 33408, Attention: Investor Relations and from GEXA by directing a request to GEXA Corp., 20 Greenway Plaza, Suite 600, Houston, Texas, 77046, Attention: Dave Holeman. FPL Group, GEXA and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of GEXA in connection with the transaction. Information about the direct or indirect interests of FPL Group is set forth in its report on Schedule 13D filed with the SEC. Information about the directors and executive officers of FPL Group is set forth in its proxy statement for its 2005 annual meeting of shareholders and its annual report on Form 10-K for the fiscal year ended 2004 and information about the directors and executive officers of GEXA and their ownership of GEXA stock is set forth in the report on Form 10-K/A of GEXA filed April 29, 2005, the ownership reports of such persons on Schedule 13D and Forms 3 and 4 filed with the SEC and in the registration statement and the proxy statement/prospectus. You may obtain additional information regarding the interests of such potential participants by reading the proxy statement/prospectus and other relevant documents filed with the SEC.

CAUTIONARY STATEMENTS AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform Act), FPL Group, Inc. (FPL Group) and Florida Power & Light Company (FPL) are hereby filing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this press release, in presentations, in response to questions or otherwise.  Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking.  Forward-looking statements involve estimates, assumptions and uncertainties.  Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group and FPL.

Any forward-looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.  New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward-looking statements:

  FPL Group and FPL are subject to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), the Public Utility Holding Company Act of 1935, as amended (Holding Company Act), the Federal Power Act, the Atomic Energy Act of 1954, as amended and certain sections of the Florida statutes relating to public utilities, changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and the utility commissions of other states in which FPL Group has operations, and the U.S. Nuclear Regulatory Commission (NRC), with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity (ROE) and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs).  The FPSC has the authority to disallow recovery by FPL of any and all costs that it considers excessive or imprudently incurred.

  The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels.

  FPL Group and FPL are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and/or require additional pollution control equipment and otherwise increase costs.  There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

  FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation of the production and sale of electricity.  FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure.

  FPL Group's and FPL's results of operations could be affected by FPL's ability to renegotiate franchise agreements with municipalities and counties in Florida.

  The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected or contracted levels of output or efficiency.  This could result in lost revenues and/or increased expenses.  Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power.  In addition to these risks, FPL Group's and FPL's nuclear units face certain risks that are unique to the nuclear industry including the ability to store and/or dispose of spent nuclear fuel, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Group's and FPL's plants, or at the plants of other nuclear operators.  Breakdown or failure of an FPL Energy, LLC (FPL Energy) operating facility may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages.

  FPL Group's and FPL's ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities is contingent upon many variables and subject to substantial risks.  Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and/or the write-off of their investment in the project or improvement.

  FPL Group and FPL use derivative instruments, such as swaps, options, futures and forwards to manage their commodity and financial market risks, and to a lesser extent, engage in limited trading activities.  FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform.  In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves management's judgment or use of estimates.  As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts.  In addition, FPL's use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC.

  There are other risks associated with FPL Energy.  In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energy's success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel, transmission constraints, competition from new sources of generation, excess generation capacity and demand for power.  There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy.  FPL Energy's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair FPL Group's future financial results.  In keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without long-term power purchase agreements.  As a result, power from these facilities is sold on the spot market or on a short-term contractual basis, which may affect the volatility of FPL Group's financial results.  In addition, FPL Energy's business depends upon transmission facilities owned and operated by others; if transmission is disrupted or capacity is inadequate or unavailable, FPL Energy's ability to sell and deliver its wholesale power may be limited.

  FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry.  In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them.

  FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows.  The inability of FPL Group, FPL Group Capital Inc (FPL Group Capital) and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Group's and FPL's ability to grow their businesses and would likely increase interest costs.

  FPL Group's and FPL's results of operations are affected by changes in the weather.  Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydro-powered facilities.

  FPL Group's and FPL's results of operations can be affected by the impact of severe weather which can be destructive, causing outages and/or property damage, and could require additional costs to be incurred.  Recovery of these costs is subject to FPSC approval.

  FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws or corporate governance requirements.

  FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities.  Generation and transmission facilities, in general, have been identified as potential targets.  The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the United States, and the increased cost and adequacy of security and insurance.

  FPL Group's and FPL's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national, state or local events as well as company-specific events.

  FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees or work stoppage.

The issues and associated risks and uncertainties described above are not the only ones FPL Group and FPL may face.  Additional issues may arise or become material as the energy industry evolves.  The risks and uncertainties associated with these additional issues could impair FPL Group's and FPL's businesses in the future.

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